UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 2, 2023
Here Collection, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-1896999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1111 Brickell Ave, 10th Floor Miami, FL 33131
(Full mailing address of principal executive offices)
407-553-2453
(Issuer’s telephone number)
here.co
(Issuer’s website)

Series 1, a series of Here Collection, LLC., Series 2, a series of Here Collection, LLC., Series 3, a series of Here Collection, LLC., Series 4, a series of Here Collection, LLC., Series 6, a series of Here Collection, LLC., Series 7, a series of Here Collection, LLC., Series 8, a series of Here Collection, LLC., Series 9, a series of Here Collection, LLC., Series 11, a series of Here Collection, LLC., Series 13, a series of Here Collection, LLC., Series 14, a series of Here Collection, LLC., Series 16, a series of Here Collection, LLC, Series 17, a series of Here Collection, LLC., Series 18, a series of Here Collection LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Declaration of Distributions

On August 8, 2023, Here Collection, LLC (“Here”) declared a distribution per series interest in the amounts set forth in the table below. Holders of series interests of each series will receive the distribution amounts set forth below for that series on or about August 12, 2023.

Series of Here Collection LLC	Distribution Amount Per Series Interest	Distribution Date
Series #3	$ 0.0089	August 12, 2023
Series #6	$ 0.0045	August 12, 2023
Series #7	$ 0.0006	August 12, 2023

Mortgage Refinancings

On June 2, 2023, a wholly-owned subsidiary of Here Collection, LLC – Series #2, a series of Here, entered into a mortgage loan with Steve Shay in the amount of $481,200.00 (the “Series #2 Refinance Loan”). The Series #2 Refinance Loan has a term of 2-years and bears interest at an annual rate of 10.50%, with monthly interest-only payments of $4,210.50. Total loan fees were $12,030.00. The proceeds were used to pay off the previous mortgage loan from Certain Lending, Inc. with a remaining principal balance of $481,200.00. The Series #2 Refinance Loan is secured by the property located at 335 Maple Ridge Drive, Big Bear City, CA 92314.

On August 1, 2023, Here Collection, LLC – Series #4, a series of Here, entered into a mortgage loan with Vontive, Inc. in the amount of $528,500.00 (the “Series #4 Refinance Loan”). The Series #4 Refinance Loan has a term of 1-year and bears interest at an annual rate of 10.99%, with monthly interest-only payments of $4,840.18. Total loan fees were $8,535.00. The proceeds were used to pay off the previous mortgage loan from Vontive, Inc. with a remaining principal balance of $530,400.00. The remaining balance of the previous mortgage loan was paid using reserve funds. The Series #4 Refinance Loan is secured by the property located 4726 Avenida La Flora Desierta, Joshua Tree, CA 92252.

Exhibits

6.1	Series #2 Mortgage Loan Agreement
6.2	Series #4 Mortgage Loan Agreement

Safe Harbor Statement

The information contained in this Current Report on Form 1-U may contain forward-looking statements and information relating to, among other things, Here, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to Here Investments, Inc. (the “Managing Member”). When used herein, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect the Managing Member’s current views with respect to future events and are subject to risks and uncertainties that could cause Here’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Here does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in Here’s latest Offering Circular under the headings “Summary – Selected Risks” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on August 8, 2023.

Here Collection LLC

By:	Here Investments Inc., its managing member

By:	/s/ Corey Ashton Walters
Name: Corey Ashton Walters
Title: Chief Executive Officer